Exhibit 99.5

MakeMyTrip Limited

Financial Statements

March 31, 2012 and 2011

With Independent Auditors’ Report Thereon

MakeMyTrip Limited

Financial Statements

March 31, 2012 and 2011

Table of Contents	Page
Corporate Data	3
Corporate Governance Report	4 - 10
Commentary of the Directors	11
Certificate from the Secretary	12
Independent Auditors’ Report	13 - 14
Statements of Financial Position	15
Statements of Comprehensive Income (Loss)	16
Statements of Changes in Equity	17 – 18
Statements of Cash Flows	19
Notes to the Financial Statements	20 - 50

MakeMyTrip Limited

Corporate Data

S. No.	Name of Director	Date of Appointment	Date of Resignation

1	Deep Kalra	October 9, 2001
2	Philip C. Wolf	July 20, 2005
3	Ravi Adusumalli	July 20, 2005
4	Sanjeev Aggarwal	December 18, 2006	November 1, 2011
5	Frederic Lalonde	December 18, 2006
6	Aditya Guleri	April 03, 2007
7	Gyaneshwarnath Gowrea	February 11, 2009
8	Mohammad Akhtar Janally	February 11, 2009
9	Vivek N. Gour	May 01, 2010
10	Ranodeb Roy	January 19, 2012

Corporate Secretary

Multiconsult Limited

Rogers House, 5 President John Kennedy Street

Port Louis, Mauritius

Registered office

C/o Multiconsult Limited

Rogers House

5, President John Kennedy Street

Port Louis

Mauritius

Auditors

KPMG

KPMG Centre

31, Cybercity

Ebène

Mauritius

BRN: F07000189

MakeMyTrip Limited

Corporate Governance Report

General Information

MakeMyTrip Limited (the “Company”) is a Company domiciled in Mauritius. The address of the Company’s registered office is C/o Multiconsult Limited, Rogers House, 5 President John Kennedy Street, Port Louis, Mauritius. As at 31 March 2012, the Company had four subsidiaries as mentioned below:

Sr. No.	Name of Subsidiary	Date of Incorporation	Place of Incorporation
1.	MakeMyTrip (India) Private Limited	April 13, 2000	India
2.	MakeMyTrip.com Inc	April 30, 2000	United States of America
3.	Luxury Tours & Travel Pte. Ltd.	July 17, 1985#	Singapore
4.	Luxury Tours (Malaysia) Sdn Bhd.	July 7, 2011@	Malaysia

#	became subsidiary on May 09, 2011.
@	became subsidiary on August 15, 2011.

The Board of Directors

The Board is composed of nine (9) directors coming from different sectors. Every director has drawn from his professional background and expertise in positively contributing to the board’s activities. The Board is currently made up of eight non-executive directors.

Directors

Independent

1. Vivek N. Gour

2. Frederic Lalonde

3. Ranodeb Roy

4. Philip C. Wolf

Non-Executive

1. Mohammad Akhtar Janally

2. Ravi Adusumalli

3. Aditya Tim Guleri

4. Vivek N. Gour

5. Philip C. Wolf

6. Frederic Lalonde

7. Gyaneshwarnath Gowrea

8. Ranodeb Roy

The Board is responsible for directing the affairs of the Company in the best interests of shareholders, in conformity with legal and regulatory framework, and consistent with its constitution and best governance practices.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile

1.	Deep Kalra is our founder, Group Chairman and Group Chief Executive Officer, and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as Group Chief Executive Officer include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 19 years of experience in e-commerce, sales, corporate finance and financial analysis. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital, a subsidiary of the General Electric Company, for just over a year, where he was vice president of business development. Mr. Kalra had previously also worked with AMF Bowling Inc. and ABN AMRO Bank. Both General Electric and AMF Bowling are listed companies in the United States. Mr. Kalra is also a member of the executive council of the National Association of Software and Services Companies (NASSCOM) in India and chairs NASSCOM’s Internet working group, as well as a charter member of The Indus Entrepreneurs (TiE) and serves on the board of TiE, Delhi. Mr. Kalra has a bachelor’s degree in economics from St. Stephen’s College, Delhi University, India, and a master’s degree in business administration from the Indian Institute of Management, Ahmedabad, India.

2.	Ravi Adusumalli was appointed to our board of directors on July 20, 2005 as a nominee of SAIF. He is a partner of SAIF Partners II L.P., or SAIF Partners, and has been engaged by SAIF Partners since 2002. Prior to that, Mr. Adusumalli worked with Credit Suisse First Boston as an associate and also with Wasatch Funds. Mr. Adusumalli has a bachelor of arts degree from Cornell University, United States. The business address for Mr. Adusumalli is PO Box 12430, Zephyr Cove, NV 89448, United States.

3.	Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC. Mr. Guleri is a managing member of with Sierra Ventures Associates VIII, LLC, the general partner of Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P., and in that capacity, he serves on the boards of directors of various companies that Sierra Ventures invests in, providing operational and financial guidance. Prior to joining Sierra Ventures Associates VIII, LLC in February 2001, Mr. Guleri was vice chairman and executive vice president with Epiphany, Inc. from March 2000 until February 2001, and prior to that, he was chairman, chief executive officer and co-founder of Octane Software Inc. since September 1997. He started his career in September 1989 with the information technology team at LSI Logic Corporation until September 1991 and worked with Scopus Technology Inc. from 1992 until 1996. Mr. Guleri has a bachelor of science degree in electrical engineering from Punjab Engineering College, Chandigarh, India and a master of science degree in engineering and operating research from Virginia Polytechnic Institute and State University, United States. The business address for Mr. Guleri is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

4.	Philip C. Wolf was appointed to our board of directors on July 20, 2005. Mr. Wolf is non-executive chairman of PhoCusWright, a travel industry research firm he founded in 1994. Mr. Wolf was president and chief executive officer of PhoCusWright prior to its acquisition by Northstar Travel Media LLC in June 2011. Prior to founding PhoCusWright, Mr. Wolf was president and chief executive officer of a venture-funded software developer and travel booking engine pioneer which held two patents for its pricing algorithms. Formerly an adjunct professor at New York University’s Graduate Center for Hospitality, Tourism and Sports Management, he is currently a distinguished lecturer at the Cornell University School of Hotel Administration. Mr. Wolf has a bachelor of arts degree in public policy studies from Duke University, United States and a master’s degree in business administration from the Owen Graduate School of Management, Vanderbilt University, United States. The business address for Mr. Wolf is 1 Route 37 East, Suite 200, Sherman, CT 06784, United States.

5.	Vivek N. Gour was appointed to our board of directors on May 1, 2010. Mr. Gour is also the managing director and chief executive officer of Air Works India Engineering Private Limited, a privately held company in which he has a significant equity stake. Prior to joining our company, Mr. Gour was the chief financial officer of Genpact Limited from January 2005 to February 2010; Genpact is listed on the New York Stock Exchange. From October 2003 to December 2004, Mr. Gour served as chief financial officer for GE Global Business Processes. From October 2002 to September 2003, he served as chief financial officer of GE Capital India, and from August 2001 to September 2002 as senior vice-president (strategic projects) of GE Capital India. Mr. Gour has a bachelor of commerce degree from Mumbai University, India, and a master of business administration (finance) from Delhi University, India. The business address for Mr. Gour is Kalyani House, Plot # 40, 1st Floor, Sector 18, Gurgaon – 122001, Haryana, India.

6.	Frederic Lalonde was appointed to our board of directors on December 18, 2006. Mr. Lalonde is the founder, director and chief executive officer of Hopper Inc. (formerly known as Openplaces Inc.), a privately held company which runs www.hopper.travel, a travel search engine. Prior to founding his own company, Mr. Lalonde worked at Expedia Inc. from 2004 to 2006 where he served as vice president of hotel supplier strategy and vice president of hotels and packages product planning. Mr. Lalonde has also been a director of Sparrow Media LLC since August 2009. The business address for Mr. Lalonde is 5795, Ave de Gaspe, Suite 100, Montreal, QC, Canada, H2S 2X3.

7.	Ranodeb Roy was appointed to our board of directors on January 19, 2012. Mr. Roy is a director and the chief executive officer of RV Capital Management Private Limited. Prior to joining our board of directors, Mr. Roy was a managing director and head of fixed income Asia Pacific at Morgan Stanley from March 2008 to December 2011 and was responsible for the fixed income division in Asia. Mr. Roy has also worked at Merrill Lynch, Hong Kong as managing director, co-head of fixed income currency and commodities, or FICC, group in 2007 where he was, responsible for FICC business in Asia. He has also held various senior positions at Merrill Lynch in major financial centers, including New York, Tokyo and Hong Kong. Mr. Roy started his career at Bank of America in Mumbai in 1992. Mr. Roy has a master’s degree in business administration, with majors in finance and marketing, from the Indian Institute of Management, Ahmedabad, India and a bachelor’s degree in computer science and engineering from the Indian Institute of Technology at Kanpur, India. The business address of Mr. Roy is 50 Raffles Place, 37F Singapore Land Tower, Singapore 048623.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

8.	Gyaneshwarnath Gowrea was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Gowrea has been a managing director with Multiconsult Limited since 2009. From 2007 to 2008, he was director of Global Services Ltd. and from 1999 to 2006 he was a manager with Multiconsult. Mr. Gowrea completed his secondary education at John Kennedy College in Mauritius and holds various professional qualifications, including being a fellow of the Chartered Association & Certified Accountants, United Kingdom and a fellow of the Mauritius Institute of Directors. The business address for Mr. Gowrea is Rogers House, 5 President John Kennedy Street, Port Louis, Mauritius.

9.	Mohammad Akhtar Janally was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Janally is a manager at Multiconsult, having joined Multiconsult Limited in July 2003. Mr. Janally is a fellow of the Association of Chartered Certified Accountants, United Kingdom. The business address for Mr. Janally is Rogers House, 5 President John Kennedy Street, Port Louis, Mauritius.

Constitution

Public Limited Company

Committees of the Board of Directors

We have established two committees under our board of directors: an audit committee and a compensation committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Messrs. Vivek N. Gour, Mr. Ranodeb Roy and Frederic Lalonde and is chaired by Mr. Gour. Each member of the audit committee satisfies the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Mr. Gour qualifies as an audit committee financial expert within the meaning of the SEC rules. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	regularly reviewing the independence of our independent auditors;

•	reviewing all related party transactions on an ongoing basis;

•	discussing the annual audited financial statements with management and our independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

MakeMyTrip Limited

Corporate Governance Report (Continued)

Committees of the Board of Directors (Continued)

Audit Committee (Continued)

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to our full board of directors.

Compensation Committee

Our compensation committee consists of Messrs. Vivek N. Gour, Philip C. Wolf and Frederic Lalonde and is chaired by Mr. Gour. Messrs. Gour, Wolf and Lalonde satisfy the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing the compensation plans, policies and programs adopted by the management;

•	reviewing and approving the compensation package for our executive officers;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

We currently do not have in place a nominations committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on our board. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(e) of the Nasdaq Stock Market, Marketplace Rules regarding implementation of a nominations committee charter or board resolution, because our company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to establish a nominations committee.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Identification of key risks for the Company

The Board is ultimately responsible for the Company’s system of internal control and for reviewing its effectiveness. The Board confirms that there is an ongoing process for identifying, evaluating and managing the various risks faced by the Company.

Related party transactions

The related party transactions have been set out in note 24 of these financial statements.

Share price information

The following table shows the reported high and low trading prices quoted in US dollars for our ordinary shares on the Nasdaq Global Market; and the average of the aggregate trading volume for our ordinary shares on the Nasdaq Global Market.

	Nasdaq Global Market Price Per Ordinary Share
Period	High	Low
Fiscal Year
2012	$34.22	$16.06
Fiscal Quarter 2012
1st Quarter	$34.22	$21.37
2nd Quarter	$26.25	$16.06
3rd Quarter	$33.90	$21.01
4th Quarter	$24.93	$20.36
2012
January	$24.93	$21.53
February	$24.70	$20.36
March	$24.50	$22.60
April	$23.60	$16.99
May	$21.06	$13.17
June	$16.66	$12.26
July	$16.61	$13.72
August(1)	$18.32	$15.56

Note:

(1)	Until August 8, 2012.

Directors’ liability insurance

We have taken directors’ and officers’ liability insurance of a coverage of USD 30 Million from CIM Insurance, Mauritius. This policy is effective till July 2013 and will be renewed thereafter.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.

Environment

Due to the nature of its activities, the Company has no adverse impact on environment.

Corporate social responsibility and donations

During the year, the Company has not made any donations

Nature of business

The principal activity of the Company is as defined in our GBL 1 certificate – which is investment activity.

Auditors Report and Accounts

The auditors’ report is set out on pages 13 and 14 and the statement of comprehensive income is set out on page 16 of this financial statements.

Audit fees

Audit fees payable to KPMG for the year amounted to USD 7,000 (2011: USD 6,000).

Appreciation

The Board expresses its appreciation and gratitude to all those involved for their contribution during the year.

MakeMyTrip Limited

Commentary of the Directors

Results

The results for the years ended March 31, 2012 and 2011 are as follows:

	(in ‘USD’)
Particulars	For the year ended March 31
	2012	2011
Total income	Nil	Nil
Total expenses	(1,130,897)	(620,124)
Finance income	121,213	66,972
Finance cost	(1,136,536)	(2,517,029)
Taxation – provision for current year	Nil	Nil
Taxation – provision for previous year	Nil	Nil
Loss for the year	(2,146,220)	(3,070,181)

Statement of Directors’ responsibilities in respect of the financial statements

Company law requires the directors to prepare financial statements for each financial year, which present fairly the financial position, financial performance and the cash flows of the Company. The directors are also responsible for keeping accounting records which:

•	correctly record and explain the transactions of the Company;

•	disclose with reasonable accuracy at any time the financial position of the Company; and

•	would enable them to ensure that the financial statements comply with the Mauritius Companies Act 2001.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

Auditors

The auditors, KPMG, have expressed their willingness to continue in office.

CERTIFICATE FROM THE SECRETARY

We certify to the best of our knowledge and belief that we have filed with the Registrar of Companies, all such returns as are required of MakeMyTrip Limited under the Mauritius Companies Act 2001, during the financial year ended 31 March 2012.

/s/ Vegambal Cathien
For Multiconsult Limited
CORPORATE SECRETARY Rogers House 5, President John Kennedy Street Port Louis MAURITIUS

Date: 23 August 2012

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Financial Statements

We have audited the financial statements of MakeMyTrip Limited (the “Company”) on pages 15 to 50 which comprise the statement of financial position at March 31, 2012 and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended and the notes to the financial statements which include a summary of significant accounting policies and other explanatory notes.

This report is made solely to the Company’s members, as a body, in accordance with Section 205 of the Mauritius Companies Act. Our audit work has been undertaken so that we might state to the Company’s members those matters that are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members, as a body, for our audit work, for this report, or for the opinions we have formed.

Directors’ Responsibility for the Financial Statements

The directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF MAKEMYTRIP LIMITED (CONTINUED)

Report on the Financial Statements (Continued)

Opinion

In our opinion, the financial statements on pages 15 to 50 give a true and fair view of the financial position of the Company at March 31, 2012 and of its financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and comply with the Mauritius Companies Act.

Report on Other Legal and Regulatory Requirements

Mauritius Companies Act

We have no relationship with or interests in the Company other than in our capacity as auditors.

We have obtained all the information and explanations we have required.

In our opinion, proper accounting records have been kept by the Company as far as it appears from our examination of those records.

KPMG Licensed Auditors	Ashish Ramyead Licensed by FRC

Ebène

Date: 23 August 2012

MakeMyTrip Limited

Statements of Financial Position

(In USD)

		As at March 31
	Note	2011	2012
Assets
Investment in subsidiaries	8	63,614,989	92,040,960
Investment in associate	9	—	904,169
Other investment	10	—	4,416,543
Derivatives instruments		—	202,054

Total non-current assets		63,614,989	97,563,726

Trade and other receivables	11	5,284,659	9,746,421
Term deposits	13	—	22,000,000
Other current assets	14	755,183	513,118
Cash and cash equivalents	12	44,608,388	25,842,224

Total current assets		50,648,230	58,101,763

Total assets		114,263,219	155,665,489

Equity
Share capital	15	17,546	18,576
Share premium	15	111,541,661	150,144,112
Fair value reserve		—	(428,937)
Accumulated earnings (deficit)		(1,799,524)	(4,800,261)
Share based payment reserve		3,914,844	9,388,239

Total equity		113,674,527	154,321,729

Liabilities
Derivatives instruments		—	149,135
Other non-current liabilities	19	—	887,051

Total non-current liabilities		—	1,036,186

Trade and other payables	21	588,692	139,147
Other current liabilities	18	—	168,427

Total current liabilities		588,692	307,574

Total liabilities		588,692	1,343,760

Total equity and liabilities		114,263,219	155,665,489

These financial statements have been approved by the Board of Directors on 23 August 2012 and signed in its behalf by:

/s/ Gyaneshwarnath Gowrea	/s/ Mohammad Akhtar Janally
Director	Director

The notes on pages 20 to 50 form an integral part of these financial statements

MakeMyTrip Limited

Statements of Comprehensive Income (Loss)

(In USD)

		For the year ended March 31
	Note	2011	2012
Other operating expenses	6	(620,124)	(1,130,897)

Result from operating activities		(620,124)	(1,130,897)

Finance income	7	66,972	121,213

Finance costs	7	2,517,029	(1,136,536)

Net finance costs		(2,450,057)	(1,015,323)

Loss for the year		(3,070,181)	(2,146,220)

Other comprehensive loss
Net change in fair value of available-for-sale financial assets	7	—	(428,937)

Other comprehensive loss for the year		—	(428,937)

Total comprehensive loss for the year		(3,070,181)	(2,575,157)

Loss per share	16

Basic		(0.11)	(0.06)

Diluted		(0.11)	(0.06)

The notes on pages 20 to 50 form an integral part of these financial statements

MakeMyTrip Limited

Statements of Changes in Equity

(In USD)

	Share capital	Share premium	Accumulated deficit	Share based payment reserve	Total
Balance as at April 1, 2010	8,767	11,356,522	1,244,341	7,061,910	19,671,540

Total comprehensive income (loss) for the year
Loss for the year	—	—	(3,070,181)	—	(3,070,181)

Total comprehensive income (loss) for the year	—	—	(3,070,181)	—	(3,070,181)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	527,285	527,285
Issue of ordinary shares on exercise of share options	540	4,965,951	—	(3,648,035)	1,318,456
Transfer to accumulated deficit on expiry of share options	—	—	26,316	(26,316)	—
Convertible and redeemable preference shares converted to ordinary shares at initial public offering	6,162	41,179,783	—	—	41,185,945
Issue of ordinary shares through initial public offering, net of issuance costs	2,077	54,039,405	—	—	54,041,482

Total contributions by owners	8,779	100,185,139	26,316	(3,147,066)	97,073,168

Balance as at March 31, 2011	17,546	111,541,661	(1,799,524)	3,914,844	113,674,527

The notes on pages 20 to 50 form an integral part of these financial statements

MakeMyTrip Limited

Statements of Changes in Equity—(Continued)

(In USD)

	Share capital	Share premium	Fair Value Reserve	Accumulated deficit	Share based payment reserve	Total
Balance as at April 1, 2011	17,546	111,541,661	—	(1,799,524)	3,914,844	113,674,527

Total comprehensive income (loss) for the year
Loss for the year	—	—	—	(2,146,220)	—	(2,146,220)
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets	—	—	(428,937)	—	—	(428,937)

Total other comprehensive income (loss )	—	—	(428,937)	—	—	(428,937)

Total comprehensive income( loss) for the year	—	—	(428,937)	(2,146,220)	—	(2,575,157)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	6,951,549	6,951,549
Issue of ordinary shares on exercise of share options	257	2,326,010	—	—	(1,461,737)	864,530
Transfer to accumulated deficit on expiry of share options	—	—	—	16,417	(16,417)	—
Issue of ordinary shares through initial public offering, net of issuance costs	773	36,276,441	—	—	—	36,277,214
Changes in ownership interest in subsidiaries
Financial liability for acquisition of non-controlling interest	—	—	—	(870,934)	—	(870,934)

Total changes in ownership interest in subsidiaries	—	—	—	(870,934)	—	(870,934)

Total transaction with owners	1,030	38,602,451	—	(854,517)	5,473,395	43,222,359

Balance as at March 31, 2012	18,576	150,144,112	(428,937)	(4,800,261)	9,388,239	154,321,729

The notes on pages 20 to 50 form an integral part of these financial statements

MakeMyTrip Limited

Statements of Cash Flows

(In USD)

	For the year ended March 31
	2011	2012
Cash flows from operating activities
Loss for the year	(3,070,181)	(2,146,220)
Adjustments for:
Net finance costs	2,450,057	1,015,323
Change in trade and other receivables	145,235	55,852
Change in other current assets	(750,543)	316,788
Change in trade and other payables	513,061	(392,563)

Net cash used in operating activities	(712,371)	(1,150,820)

Cash flows from investing activities
Interest received	14,326	37,278
Investment in term deposits	—	(22,000,000)
Investment in subsidiaries	(10,325,138)	(24,668,000)
Acquisition of subsidiary	—	(3,832,694)
Acquisition of associate	—	(1,022,913)
Acquisition of other investment	—	(4,845,480)

Net cash used in investing activities	(10,310,812)	(56,331,809)

Cash flows from financing activities
Proceeds from issuance of shares on exercise of share options	1,318,456	864,530
Proceeds from subsidiaries for fair value of share options exercised	—	2,460,771
Direct cost incurred in relation to public offering	(6,198,945)	(1,725,428)
Proceeds from issuance of ordinary shares through public offering	58,153,844	37,122,648
Interest paid	(4,155)	(6,056)

Net cash from financing activities	53,269,200	38,716,465

Increase (decrease) in cash and cash equivalents	42,246,017	(18,766,164)
Cash and cash equivalents at beginning of the year	2,362,371	44,608,388

Cash and cash equivalents at end of the year	44,608,388	25,842,224

The notes on pages 20 to 50 form an integral part of these financial statements

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Company”) is a Company domiciled in Mauritius. The address of the Company’s registered office is Multiconsult Limited, Rogers House, 5 President John Kennedy Street, Port Louis, Mauritius. The Company has four subsidiaries: MakeMyTrip (India) Private Limited, MakeMyTrip.com Inc, Luxury Tours and Travel Pte Ltd and Luxury Tours (Malaysia) Sdn Bhd, incorporated in India, the United States of America (U.S.), Singapore and Malaysia, respectively. The Company acquired Luxury Tours and Travel Pte Ltd on May 9, 2011. Further, the Company has incorporated Luxury Tours (Malaysia) Sdn Bhd on August 15, 2011.

On July 19, 2010, the shareholders approved resolutions effecting certain amendments to the authorized and issued share capital to:

•	effect a 20-for-one split of the Company’s share capital on July 22, 2010 pursuant to which each ordinary share, Series A convertible and redeemable preference share, Series B convertible and redeemable preference share and Series C convertible and redeemable preference share of the Company was subdivided into 20 shares at a par value of USD 0.0005 per share.

•	adjust on July 22, 2010, ordinary shares of a par value of USD 0.01 each reserved under the MakeMyTrip.com Equity Option Plan for delivery in connection with the grant or vesting to ordinary shares of a par value of USD 0.0005 each, to reflect the subdivision of the Company’s ordinary shares approved by the shareholders of the Company.

All share and per share amounts presented in the financial statements have been adjusted on a retroactive basis to reflect the effect of share split and issuances.

On August 17, 2010, the Company completed the initial public offering of its ordinary shares on National Association of Securities Dealers Automated Quotation System (NASDAQ), pursuant to which the Company issued and sold 3,846,154 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 1,153,846 ordinary shares at a price of USD 14 per share. The offering resulted in gross proceeds of USD 53,846,156 and net proceeds of USD 50,076,925 to the Company and gross proceeds of USD 16,153,844 and net proceeds of USD 15,023,075 to the Selling Shareholders, after deducting underwriting discounts and commissions. The underwriters exercised their option to purchase 307,692 additional ordinary shares from the Company and 442,308 additional ordinary shares from the Selling Shareholders at the initial offering price of USD 14 per share to cover over-allotments, resulting in additional gross proceeds of USD 4,307,688 and net proceeds of USD 4,006,150 to the Company and additional gross proceeds of USD 6,192,312 and net proceeds of USD 5,758,850 to the Selling Shareholders, after deducting underwriting discounts and commissions.

On August 17, 2010, 6,577,260 Series A convertible and redeemable preference share of a par value USD 0.0005 each, 2,966,300 Series B convertible and redeemable preference share of a par value USD 0.0005 each, and 2,780,900 Series C convertible and redeemable preference share of a par value USD 0.0005 each were converted into 12,324,460 ordinary shares of a par value USD 0.0005 each by the holders of such preference shares.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

1)	REPORTING ENTITY—(Continued)

On June 2, 2011, the Company completed the follow-on public offering of its ordinary shares on NASDAQ, pursuant to which the Company issued and sold 1,450,000 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 3,794,000 ordinary shares at a price of USD 24 per share. The offering resulted in gross proceeds of USD 34,800,000 and net proceeds of USD 33,669,000 to the Company and gross proceeds of USD 91,056,000 and net proceeds of USD 88,096,680 to the Selling Shareholders, after deducting underwriting discounts and commissions. Additionally, the Company incurred offering related expenses of approximately USD 518,942. Further on June 29, 2011, the underwriters exercised their option to purchase 96,777 additional ordinary shares from the Company and 253,223 additional ordinary shares from the Selling Shareholders at the follow-on offering price of USD 24 per share to cover over-allotments, resulting in additional gross proceeds of USD 2,322,648 and net proceeds of USD 2,247,162 to the Company and additional gross proceeds of USD 6,077,352 and net proceeds of USD 5,879,838 to the Selling Shareholders, after deducting underwriting discounts and commissions.

2)	BASIS OF PREPARATION

(a) Statement of Compliance

The separate financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for the purpose of filing with the tax authorities and Financial Services Commission. Accounting policies have been applied consistently to all periods presented in these financial statements.

The financial statements were authorized for issue by the Board of Directors in its meeting held on August 23, 2012.

(b) Basis of Measurement

The financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value.

•	share-based payments are valued using the Black Scholes valuation model at the date the options are granted.

•	Available-for-sale financial assets are measured at fair value; and

•	Non-derivative financial instruments are measured at fair value.

(c) Functional and Presentation Currency

These financial statements are presented in U.S. dollar (USD).

A Company’s functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash. USD is the functional currency of the Company

(d) Use of Estimates and Judgements

The preparation of financial statements in conformity with IFRS require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

2)	BASIS OF PREPARATION—(Continued)

(d) Use of Estimates and Judgements—(Continued)

Information about significant areas of estimation/uncertainty in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements are as follows:

• Note 3(c) and 10	Available for sale financial assets
• Note 3(f)	Provisions and contingent liabilities
• Note 3(c)	Valuation of derivatives
• Note 3(e) and 20	Share based payment

3)	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

(a) Investment in Subsidiaries and Associates

i) Subsidiaries

Subsidiary undertakings are those entities in which the Company has an interest of more than 50% of the voting rights or otherwise has power to govern the financial and operating policies.

Investments in subsidiaries are valued at cost in the separate financial statements as required under IAS 27—Consolidated and Separate Financial Statements.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the profit or loss.

ii) Investment in Associates

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating polices. Significant influence is presumed to exist when the Company holds between 20% and 50% of the voting power of another entity.

Investments in associates are valued at cost in the separate financial statements as required under IAS 27—Consolidated and Separate Financial Statements. The cost of investment includes transaction costs.

iii) Consolidated financial statements

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The consolidated financial statements are prepared in addition to the standalone financial statements.

The Group comprises the financial statements of MakeMyTrip Limited (the “Company”), and its four subsidiaries: MakeMyTrip (India) Private Limited, MakeMyTrip.com Inc, Luxury Tours and Travel Pte Ltd and Luxury Tours (Malaysia) Sdn Bhd, incorporated in India, the United States of America (U.S.), Singapore and Malaysia, respectively.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

3)	SIGNIFICANT ACCOUNTING POLICIES—(Continued)

(b) Foreign Currency

i) Foreign Currency Transactions

Transactions in foreign currencies are translated to the respective functional currency of the Company at exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Foreign currency differences arising on translation are recognized in profit or loss, except for the differences on available for sale equity investments, which are recognized in other comprehensive income arising on retranslation.

(c) Financial Instruments

i) Non-Derivative Financial assets

The Company initially recognizes loans and receivables on the date that they are originated. All other financial assets are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets which are classified into the following specified categories: ‘trade and other receivables’ and ‘term deposits’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Trade and other Receivables

Trade and other receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition trade and other receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Trade receivables are initially recognized at fair value which primarily represents original invoice amount less any impairment loss or an allowance for any uncollectible amounts. Provision is made when there is objective evidence that the company may not be able to collect the trade receivable. Balances are written off when recoverability is assessed as being remote.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

3)	SIGNIFICANT ACCOUNTING POLICIES—(Continued)

(c) Financial Instruments—(Continued)

i) Non-Derivative Financial assets—(Continued)

Cash and Cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Available-for-sale Financial Assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified in any of the other categories. Available-for-sale financial assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss. Available-for-sale financial assets comprise of equity securities.

Term Deposits

Term deposits comprise deposits with banks, which have original maturities of more than three months. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition term deposits are measured at amortized cost using the effective interest method, less any impairment losses.

ii) Non Derivative Financial Liabilities

The Company recognizes financial liabilities initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial liabilities: trade and other payables. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

iii) Share Capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

3)	SIGNIFICANT ACCOUNTING POLICIES—(Continued)

(c) Financial Instruments—(Continued)

iv) Compound Financial Instruments

Compound financial instruments issued by the Company comprise convertible and redeemable preference shares with discretionary, non cumulative dividend that can be converted to ordinary share capital at the option of the holder. One preference share can be converted into one ordinary share. This compound instrument also has an adjustment clause that represents a price protection feature that protects the original preference shareholders from decline in the market value of the Company’s securities. This clause may result in the entity issuing variable number of preference shares on conversion hence, represents a liability.

Equity instruments are instruments that evidence a residual interest in the assets of an entity after deducting all of its liabilities. Therefore, when the initial carrying amount of a compound financial instrument is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. The value of any derivative features (such as conversion option) embedded in the compound financial instrument other than the equity component is included in the liability component. The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole. No gain or loss arises from initially recognizing the components of the instrument separately.

The fair value of the financial liability has been initially recognized at the amount payable on demand, discounted from the first date that the amount could be required to be paid.

The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component (including the embedded derivative liability). From the liability component that includes the embedded derivative liability, the fair value of the derivative liability is separated and the balance host contract is accounted as a non-derivative liability. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the non-derivative liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. Separable embedded derivatives are recognized in accordance with accounting policy as per note 3(c)(v).

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss.

v) Derivative financial instruments

The Company has an embedded derivative feature in its preference share capital and in its investment in associate. Derivatives are recognized initially at fair value. Fair value of the derivative is determined on the inception using an appropriate valuation method. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted in profit or loss.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

3)	SIGNIFICANT ACCOUNTING POLICIES—(Continued)

(d) Impairment

i) Financial assets (Including Receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the company on terms that the company would not otherwise consider, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security.

The Company considers evidence of impairment for receivables for each specific asset. All individually significant receivables are assessed for specific impairment.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously in profit or loss. Changes in cumulative impairment losses attributable to application of the effective interest method are reflected as a component on interest income. If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

(e) Share Based Payment

The grant date fair value of share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, a separate component in equity.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

3)	SIGNIFICANT ACCOUNTING POLICIES—(Continued)

(e) Share Based Payment—(Continued)

In respect of options modified, the Company includes the incremental fair value of the options in the measurement of the amounts recognized for services received from the employees. The incremental fair value is the difference between the fair value of the modified option and that of the original option both estimated as at the date of the modification. If the modification occurs during the vesting period or a modified vesting period, the incremental fair value is recognized over the period from the modification date until the date when the modified equity instruments vest. This is in addition to the amount based on the grant date fair value of the original equity instruments. If the modification relates to options which are fully vested, the incremental fair value of the modified options is recognized immediately.

(f) Provisions and Contingent Liabilities

A provision is recognized if, as a result of a past event, the company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognized as finance cost.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

(g) Finance Income and Expenses

Finance income comprises interest income on funds invested and net gain on change in fair value of embedded derivatives. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expenses comprise interest expense on borrowings, net loss on change in fair value of embedded derivatives and public offering cost related to listing of existing shares.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

3)	SIGNIFICANT ACCOUNTING POLICIES—(Continued)

(h) Earning (Loss) Per Share

The Company presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding adjusted for the effects of all potential dilutive ordinary shares which comprise convertible and redeemable preference shares and share options granted to employees.

(i) Taxation

Income tax on the profit or loss for the year compromises current and deferred tax. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of prior year.

Deferred tax is provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted at the reporting dates.

A deferred tax asset is recognised only to the extent that is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent it is no longer probable that the related tax benefit will be realised.

(j) New Accounting Standards and Interpretations not yet Adopted

IFRS 9 ‘Financial Instruments’, is part of the IASB's wider project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets, amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2015 with early adoption permitted. The Company is in the process of evaluating the impact of the new standard.

IFRS 12, ‘Disclosure of Interest in Other Entities’, is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The standard includes disclosure requirements for entities covered under IFRS 10 and IFRS 11. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Company is evaluating the impact of IFRS 12 on the Company’s financial statements.

IFRS 13, ‘Fair Value Measurement’, provides guidance on how fair value should be applied where its use is already required or permitted by other standards within IFRS, including a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Company is evaluating the impact of IFRS 13 on the Company’s financial statements.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

3)	SIGNIFICANT ACCOUNTING POLICIES—(Continued)

(j) New Accounting Standards and Interpretations not yet Adopted—(Continued)

IAS 1 (Amended) Presentation of Financial Statements: In June 2011, the International Accounting Standard Board published amendments to IAS 1 Presentation of Financial Statements. The amendments to IAS 1 Presentation of Financial Statements require companies preparing financial statements in accordance with IFRS to group items within other comprehensive income that may be reclassified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the income statement. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable to annual periods beginning on or after July 1, 2012, with early adoption permitted. The Company is evaluating the impact of IAS 1 (Amended) on the Company’s financial statements.

4)	DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a) Non Derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. In respect of the liability component of convertible and redeemable preference shares, the market rate of interest is determined by reference to the similar liabilities that do not have a conversion option.

(b) Share Based Payment Transactions

The fair value of the employee share options granted to the employees of the Company and subsidiary of the company is measured using the Black-Scholes formula. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general behavior of the option holder), expected dividends and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

4)	DETERMINATION OF FAIR VALUES—(Continued)

(c) Trade and other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair value is determined for disclosure purposes only.

(d) Separable Embedded Derivative

The fair value of the separable embedded derivative is measured using the binomial lattice model. Measurement inputs include share price on measurement date, expected term of the instrument, anti dilution price of different class of convertible and redeemable preference shares, risk free rate (based on government bond), expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), probability of raising funds, probability of raising funds from IPO or private placement, probability of conversion or redemption of the convertible and redeemable preference shares.

The fair value of the separable embedded derivative in its investment in associate is measured using the Black-Scholes model. Measurement inputs include share price, exercise price, volatility, interest rate and expected term.

(e) Equity Securities

The fair value of equity securities is determined using a valuation technique. Valuation techniques employed include market multiples and discounted cash flows analysis using expected future cash flows and a market related discount rate.

5)	FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the company is exposed to liquidity, credit and market risk (interest rate and foreign currency risk).

Liquidity Risk

The Company is an investment company and its objective is to ensure that it is able to meet its requirements for funds for its subsidiaries on a timely basis. The Company regularly monitors its liquidity based on the requirement of the subsidiaries and availability of cash. The Company’s approach to manage liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company’s reputation.

Credit Risk

The Company’s exposure to credit risk is limited to amount receivable from its subsidiaries for the reimbursement of the share based cost.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

5)	FINANCIAL RISK MANAGEMENT—(Continued)

Credit Risk—(Continued)

Additionally, the Company places its cash and cash equivalents and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Company does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Foreign Currency Risk

The Company does not have any significant exposure to foreign currency risk.

Interest Rate Risk

A majority of the financing of the Company has come from a mix of ordinary or convertible and redeemable preference shares with nominal dividends. Accordingly, there is limited interest rate risk.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

6)	OTHER OPERATING EXPENSES

	For the Year Ended March 31
Particulars	2011	2012
	(In USD)
Insurance	132,097	313,662
Legal and professional	485,440	817,235
Miscellaneous expenses	2,587	—

Total	620,124	1,130,897

7)	FINANCE INCOME AND COSTS

	For the year ended March 31
Particulars	2011	2012
	(In USD)
Recognized in profit or loss
Interest income on term deposits	18,571	121,213
Net gain on change in fair value of separable embedded	48,382	—
Others	19	—

Finance income	66,972	121,213

Interest expense on financial liabilities measured at amortised cost	426,291	184,545
Cost related to public offerings	2,086,583	879,994
Net loss on change in fair value of derivative financial instrument	—	65,825
Other finance charges	4,155	6,172

Finance costs	2,517,029	1,136,536

Net finance costs recognized in profit or loss	(2,450,057)	(1,015,323)

Recognized in other comprehensive income
Net change in fair value of available-for-sale financial assets	—	(428,937)

Finance cost recognised in other comprehensive loss	—	(428,937)

8)	INVESTMENT IN SUBSIDIARIES

	As at March 31
Particulars	2011	2012
	(In USD)
As at beginning of the year	53,289,851	63,614,989
Acquisition of investments in subsidiaries
- Investment in MakeMyTrip (India) Pvt Ltd	10,325,138	24,500,000
- Investment in Luxury Tours & Travel Pte Ltd	—	3,757,971
- Investment in Luxury Tours (Malaysia) Sdn Bhd	—	168,000

As at end of the year	63,614,989	92,040,960

Investments in subsidiaries are valued at cost.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

8)	INVESTMENT IN SUBSIDIARIES—(Continued)

On May 9, 2011, the Company acquired approximately 79% equity interest in Luxury Tours & Travel Pte Limited (LTT), a Singapore registered and licensed travel agency, engaged in the business of providing hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the region. The business acquisition was conducted by entering into a Share Purchase Agreement (SPA) for a cash consideration of USD 2,945,909.

The Company will also acquire the remaining shares of LTT from the existing shareholders in cash for an estimated additional consideration of USD 870,934, which represents its fair value as at the acquisition date, in three tranches, over a three year earn-out period ending June 2014. The earn-out will be based on valuation linked to future profitability of LTT. The financial liability in respect of acquisition of these shares has been recognised by debiting equity and disclosed under “Other current liabilities” and “Other non-current liabilities” (refer note 27). The Company has further invested USD 812,062 during the year for the subscription of 49,603 new equity shares issued by LTT.

The Company incurred acquisition related costs of USD 117,233 relating to external legal fees and due diligence cost. These amounts have been included in other operating expenses in the statement of comprehensive income.

9)	INVESTMENT IN ASSOCIATE

In November 2011, the Company acquired 28.57% equity interest in My Guest House Accommodations Private Limited (MGH), which is engaged in the business of aggregation, sales and distribution of hotel room inventory with a special focus on budget lodging accommodations and serviced apartments. The Company paid cash consideration of $963,125 for the purchase of equity shares. Additionally, acquisition related expenses incurred by the Company amounted to $59,788. As per the agreement, the Company has entered into certain embedded option and forward agreement with MGH and its promoters to make further investments based on achievement of certain milestones.

10)	OTHER INVESTMENT

In August 2011, the Company acquired 19.98% equity interest in Le Travenues Technology Private Limited, which owns and operates www.ixigo.com, an online travel meta search engine. The Company paid cash consideration of $4,825,325 for the purchase of new shares as well as existing shares. Additionally, acquisition related expenses incurred by the Company amounted to $20,155.

This investment has been classified as “Available-for-sale Financial Assets” as per IAS 39 “Financial Instruments: Recognition and measurement”.

The Company’s exposure to fair value versus carrying amount risks related to other investment is disclosed in note 5 and 22.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

11)	TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2011	2012
	(in USD)
Receivables due from related parties	5,280,414	9,658,241
Interest accrued but not due on term deposits	4,245	88,180

Total	5,284,659	9,746,421

Current	5,284,659	9,746,421

Total	5,284,659	9,746,421

Receivable represents due from its subsidiaries.

The Company’s exposure to credit and currency risks related to trade and other receivables is disclosed in note 5 and 22.

12)	CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2011	2012
	(in USD)
Bank balances	104,085	4,814,297
Bank deposits	44,504,303	21,027,927

Cash and cash equivalents in the statement of cash flows	44,608,388	25,842,224

The Company’s exposure to interest rate risk is disclosed in note 5 and 22.

13)	TERM DEPOSITS

	As at March 31
Particulars	2011	2012
	(in USD)
Term deposits	—	22,000,000

Total	—	22,000,000

Current	—	22,000,000

Total	—	22,000,000

The Company’s exposure to interest rate risk is disclosed in note 5 and 22.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

14)	OTHER CURRENT ASSETS

	As at March 31
Particulars	2011	2012
	(in USD)
Advance to vendors	400,000	—
Prepaid expenses	355,183	438,395
Other assets	—	74,723

Total	755,183	513,118

15)	CAPITAL AND RESERVES

Share Capital and Share Premium

	Ordinary Shares
Particulars	Number	Share capital	Share premium
		(in USD)
Balance as at April 1, 2010	17,542,120	8,767	11,356,522
Issue of ordinary shares through initial public offering, net of issuance costs	4,153,846	2,077	54,039,405
Convertible and redeemable preference shares converted to ordinary shares at initial public offering	12,324,460	6,162	41,179,783
Shares issued during the year on exercise of options	1,079,213	540	4,965,951

Balance as at March 31, 2011	35,099,639	17,546	111,541,661

Balance as at April 1, 2011	35,099,639	17,546	111,541,661
Issue of ordinary shares through follow-on public offering, net of issuance costs	1,546,777	773	36,276,441
Shares issued during the year on exercise of options	513,189	257	2,326,010

Balance as at March 31, 2012	37,159,605	18,576	150,144,112

On July 22, 2010, the Company effected a 20-for-one share split which was approved by the shareholders, with respect to all ordinary and convertible and redeemable preference shares, as well as a 20-for-one adjustment with respect to the number of ordinary shares underlying share options. All share and per share data provided herein gives effect to this stock split, applied retroactively.

On August 17, 2010, the Company completed the initial public offering of its ordinary shares, pursuant to which the Company issued and sold 3,846,154 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 1,153,846 ordinary shares at a price of USD 14 per share. The offering resulted in gross proceeds of USD 53,846,156 and net proceeds of USD 50,076,925 to the Company and gross proceeds of USD 16,153,844 and net proceeds of USD 15,023,075 to the Selling Shareholders, after deducting underwriting discounts and commissions. Additionally, the Company incurred offering related expenses of approximately USD 2,128,176. The underwriters exercised their option to purchase 307,692 additional ordinary shares from the Company and 442,308 additional ordinary shares from the Selling Shareholders at the initial offering price of USD 14 per share to cover over-allotments, resulting in additional gross proceeds of USD 4,307,688 and net proceeds of USD 4,006,150 to the Company and additional gross proceeds of USD 6,192,312 and net proceeds of USD 5,758,850 to the Selling Shareholders, after deducting underwriting discounts and commissions.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

15)	CAPITAL AND RESERVES—(Continued)

On August 17, 2010, 6,577,260 Series A convertible and redeemable preference share of a par value USD 0.0005 each, 2,966,300 Series B convertible and redeemable preference share of a par value USD 0.0005 each, and 2,780,900 Series C convertible and redeemable preference share of a par value USD 0.0005 each were converted into 12,324,460 ordinary shares of a par value USD 0.0005 each. Accordingly, the carrying value of non-derivative liability component of convertible and redeemable preference shares as at the date of conversion of USD 41,185,945 has been reclassified to equity.

On June 2, 2011, the Company completed the follow-on public offering of its ordinary shares on NASDAQ, pursuant to which the Company issued and sold 1,450,000 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 3,794,000 ordinary shares at a price of USD 24 per share. The offering resulted in gross proceeds of USD 34,800,000 and net proceeds of USD 33,669,000 to the Company and gross proceeds of USD 91,056,000 and net proceeds of USD 88,096,680 to the Selling Shareholders, after deducting underwriting discounts and commissions. Additionally, the Company incurred offering related expenses of approximately USD 518,942. Further on June 29, 2011, the underwriters exercised their option to purchase 96,777 additional ordinary shares from the Company and 253,223 additional ordinary shares from the Selling Shareholders at the follow-on offering price of USD 24 per share to cover over-allotments, resulting in additional gross proceeds of USD 2,322,648 and net proceeds of USD 2,247,162 to the Company and additional gross proceeds of USD 6,077,352 and net proceeds of USD 5,879,838 to the Selling Shareholders, after deducting underwriting discounts and commissions.

The Company presently has only one class of ordinary shares. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an ordinary share as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

Mauritius law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the Company’s board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares in proportion to the number of shares held to the total ordinary shares outstanding as on that date.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

16)	LOSS PER SHARE

The following is the reconciliation of the loss attributable to ordinary shareholders and weighted average number of ordinary shares used in the computation of basic and diluted loss per share for the years ended March 31, 2012 and 2011:

	For the Year Ended
	March 31
Particulars	2011	2012
Loss attributable to ordinary shareholders (USD)	(3,070,181)	(2,146,220)
Loss attributable to ordinary shareholders – dilutive (USD)	(3,070,181)	(2,146,220)
Weighted average number of ordinary shares outstanding used in computing basic and diluted loss per share	28,320,901	36,682,240

Loss per share (USD)
Basic	(0.11)	(0.06)
Diluted	(0.11)	(0.06)

At March 31, 2012, 1,868,625 employee share options (March 31, 2011: 1,510,187) and Nil Series A convertible and redeemable preference shares (March 31, 2011: 6,577,260), Nil Series B convertible and redeemable preference shares (March 31, 2011: 2,966,300) and Nil Series C convertible and redeemable preference shares (March 31, 2011: 2,780,900) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

On July 22, 2010, the Company effected a 20-for-one share split which was approved by the shareholders, with respect to all ordinary and convertible and redeemable preference shares, as well as a 20-for-one adjustment with respect to the number of ordinary shares underlying share options. All share and per share data provided herein gives effect to this stock split, applied retroactively.

17)	LOANS AND BORROWINGS

Convertible and redeemable preference shares

The compound financial instrument issued by the Company comprises convertible and redeemable preference shares (series A, B and C) with a discretionary, non-cumulative 8% dividend that can be converted into ordinary share capital at the option of the holder. One preference share will be converted into one ordinary share. The details of convertible and redeemable preference share are as follows:

Particulars	Convertible and Redeemable Preference Share - Series A	Convertible and Redeemable Preference Share - Series B	Convertible and Redeemable Preference Share - Series C
	(in USD)
Number of shares	6,577,260	2,966,300	2,780,900
Subscription amount	13,000,000	15,000,579	15,000,175

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

17)	LOANS AND BORROWINGS—(Continued)

Convertible and redeemable preference shares—(Continued)

This compound instrument also has following adjustment clauses:

•	if subsequent to the issuance of the preference shares, the Company issues securities to parties (except for issue of securities discussed below*) at a price lower than the issue price of the original preference shares but higher than USD 1.08, then the Company is obligated to issue additional preference shares to the original preference shareholders, such that the average price of all preference shares held by the original Series A, B and C preference shareholders is equal to the purchase price of the new Series A, B and C preference shares issued.

•	if subsequent to the issuance of the preference shares, the Company issues securities to parties (except for issue of securities discussed below*) with a conversion price lower than the issue price of the original preference shares but higher than USD 1.08, then the Company is obligated to issue additional preference shares to the original preference shareholders such that the average price of all preference shares held by the original Series A, B and C shareholders is equal to the conversion price of the new Series A, B and C preference shares issued.

•	if subsequent to the issuance of the preference shares, except for any (a) ordinary shares issued to the employees of the Company under any employee share option plan approved by the Board; and (b) ordinary shares issued to one of the ordinary shareholder, the Company issues additional securities to any person at a price per security that is lower than USD 1.08 or the price at which such security is convertible into ordinary or preference shares is less than USD 1.08, then the Company is obligated to issue additional ordinary shares or preferred shares to the original preference shareholders such that the average price of all ordinary or preference shares held by the original preference shareholders is equal to the purchase/conversion price of the new ordinary or preference share issuance price.

*	Except for any Securities issued (a) to employees, consultants, officers or directors of the Company pursuant to preferred share option plans or preferred stock purchase plans (in each case, approved by the Board); (b) to financial institutions in connection with commercial credit arrangements, equipment financing or other similar financing arrangements, (c) pursuant to an Initial Public Offering (“IPO”); (d) pursuant to any stock splits, stock dividends or like transactions; or (e) to a non-financial corporation in connection with a license, distribution, business development, or for other similar arrangements.

The preference shares do not have a mandatory maturity period, however within the four years from the subscription date the preference shares may be redeemed if such redemption has been approved by the majority shareholders of the respective series. If the IPO does not happen within four years from the subscription date then the Company may also redeem such shares at any time after four years at a price equal to the purchase price of the preference shares.

The adjustment clauses as stated above represents a price protection feature that protects the original preference shareholders from declines in the market value of the Company’s securities. This clause may result in the entity issuing variable number of shares on conversion hence, represents a liability. Equity instruments are instruments that evidence a residual interest in the assets of an entity after deducting all of its liabilities. Therefore, when the initial carrying amount of a compound financial instrument is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. The value of any derivative features (such as conversion option) embedded in the compound financial instrument other than the equity component is included in the liability component. The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole. No gain or loss arises from initially recognizing the components of the instrument separately.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

17) LOANS AND BORROWINGS—(Continued)

Convertible and redeemable preference shares—(Continued)

The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component (including the embedded derivative liability). The fair value of the financial liability has been initially recognized at the amount payable on demand, discounted from the first date that the amount could be required to be paid. As the preference shareholders can demand repayment of the purchase price at any time subsequent to issuance, the fair value of the liability component has been calculated at not less than the nominal amount of the preference shares issued. From the liability component that includes the embedded derivative liability the fair value of the derivative liability is separated and the balance host contract is the liability. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. Separable Embedded Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Fair value of the derivative is determined on the inception using binomial lattice method. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted through statement of comprehensive income.

The carrying amount of the liability component of convertible and redeemable preference share is summarized below:

As at March 31
Particulars	2011
(In USD)
Carrying amount of liability at beginning of the year	40,759,654
Accretion of interest	426,291
Converted to ordinary shares on IPO	(41,185,945)

Carrying amount of liability at end of the year	—

On July 22, 2010, the Company effected a 20-for-one share split which was approved by the shareholders, with respect to all ordinary and convertible and redeemable preference shares, as well as a 20-for-one adjustment with respect to the number of ordinary shares underlying share options. The number of convertible and redeemable preference shares and minimum issue price of USD 1.08 gives effect to this stock split, applied retroactively.

18)	OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2011	2012
	(in USD)
Other liabilities	—	168,427

Total	—	168,427

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

19)	OTHER NON-CURRENT LIABILITIES

	As at March 31
Particulars	2011	2012
	(in USD)
Other liabilities	—	887,051

Total	—	887,051

20)	SHARE BASED PAYMENT

Description of the Share-Based Payment Arrangements

Share Option Program (Equity-Settled)

a) MakeMyTrip.com Equity Option Plan

In 2000, the Company approved a share option program in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries and directors of the Company. The Company replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan.

Terms and Conditions of the MMT ESOP Plan

The terms and conditions relating to the grants under MMT ESOP Plan are given below:

Grant Date/Employees Entitled	Number of Instruments	Vesting Conditions	Contractual Life of Options
Opening outstanding Options as of April 1, 2009	—	None
Options granted during the year ended March 31, 2010	2,703,810	Refer Notes	4 - 6 years
Options granted during the year ended March 31, 2011	—

Total share options as on March 31, 2010	2,703,810

Note: 1.	Of the options granted during the year 2009-10, 2,423,810 options were immediately vested on the grant date and 280,000 options have 25% graded vesting each year over 4 year period.
2.	1,747,810 options have no sale restrictions after vesting and 956,000 options have post vesting sales restrictions.
3.	The stock options can be exercised prior to the earliest of the following dates:
a.	48 months from the vesting date.
b.	72 months from the date of grant.
c.	6 months following the grantee’s date of voluntary resignation or termination of employment other than due to death, disablement or retirement.
d.	1 year following the death of a grantee or termination due to disability or retirement.
4.	Post vesting sales restrictions are as below:
a.	up to 50% of the shares are eligible to be sold since August 17, 2010 the completion date of our initial public offering;
b.	up to 25% further of the shares may be sold on or after August 17, 2011, the date falling one year after the completion of our initial public offering; and
c.	the remaining 25% of the shares may be sold on or after August 17, 2012, the date falling two years after the completion of our initial public offering.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

20)	SHARE BASED PAYMENT—(Continued)

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

	Weighted Average Exercise Price (USD)	Number of Options	Weighted Average Exercise Price (USD)	Number of Options
Particulars	2011	2011	2012	2012
Outstanding at April 1	1.44	2,598,810	1.59	1,510,187
Forfeited and expired during the year	1.29	9,410	1.05	86,000

Granted during the year	—	—	—	—
Exercised during the year	1.22	1,079,213	1.69	510,966
Outstanding at March 31	1.59	1,510,187	1.59	913,221
Exercisable at March 31	1.76	1,300,187	1.70	823,221

The options outstanding at March 31, 2012 have an exercise price in the range of USD 0.4875 to USD 5.3940 (March 31, 2011: USD 0.4875 to USD 5.3940) and a weighted average contractual life of 1 years and 8 months (March 31, 2011: 2 years and 8 months).

Inputs for Measurement of Grant Date Fair Values of MMT ESOP Plan

The grant date fair value of the options granted to employees was measured based on the Black-Scholes formula. Expected volatility is estimated by considering historical average share price volatility of the comparable companies. The inputs used in the measurement of the fair values of the option at the date of grant during the year ended March 31, 2010 are summarized below:

Fair Value of Share Options and Assumptions
Weighted average share price (USD)	4.70
Weighted average exercise price (USD)	1.41
Expected volatility	51.19% - 61.0%
Expected term	2 - 5 years
Expected dividends	—
Risk-free interest rate	1.12% - 2.64%

b) Share Incentive Plan

In 2010, the Company approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2012, the Company granted restricted share units, or RSUs, under the plan to eligible employees of the subsidiaries. Each RSU represents the right to receive one common share.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

20)	SHARE BASED PAYMENT—(Continued)

b) Share Incentive Plan—(Continued)

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the grants under Share Incentive Plan are given below:

Grant date/Employees entitled	Number of instruments	Vesting conditions	Contractual life of RSU
RSU granted during the year ended March 31, 2012	977,693	Refer notes	4 – 8 years

Total RSU	977,693

Note:

1.	Of the RSU granted during the year ended March 31, 2012:

–	75,832 RSU have 25% graded vesting each six months over 2 years period.

–	724,975 RSU have 33.33% graded vesting each year over 3 years period.

–	174,450 RSU have graded vesting over 4 years. 10% on the expiry of 12 months from the grant date. 20% on the expiry of 24 months from the grant date. 30% on the expiry of 36 months from the grant date. 40% on the expiry of 48 months from the grant date.

2.	The RSU can be exercised within a period of 48 months from the date of vesting.

The number and weighted average exercise price of RSU under share incentive plan are as follows:

	Weighted average excercise price	Number of RSU
	(USD)
Particulars	2012
Outstanding as at April 1, 2011	—	—
Granted during the year	0.0005	977,693
Forfeited and expired during the year	0.0005	(20,066)
Exercised during the year	0.0005	(2,223)
Outstanding as at March 31, 2012	0.0005	955,404
Exercisable as at March 31, 2012	0.0005	15,146

The RSU outstanding at March 31, 2012 have an exercise price of USD 0.0005 and a weighted average contractual life of 5.7 years.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

20)	SHARE BASED PAYMENT—(Continued)

Inputs for Measurement of Grant Date Fair Values of Share Incentive Plan

The grant date fair value of the RSU granted to employees was measured based on the Black-Scholes option-pricing model. Expected volatility is estimated by considering historical average share price volatility of the comparable companies. The inputs used in the measurement of the fair values of the RSU at the date of grant are summarized below:

Fair value of RSU and assumptions

Share price (USD)	19.29 – 25.01
Exercise price (USD)	0.0005
Expected volatility	42.2% - 54.0%
Expected term	2.5 - 6 years
Expected dividends	—
Risk-free interest rate	0.23% - 2.15%

During the year ended March 31, 2012, share based payment expense of USD 6,894,450 (March 31, 2011: USD 527,285) has been pushed down to the respective subsidiaries as the same relates to the employees of the subsidiaries.

On July 22, 2010, the Company effected a 20-for-one share split which was approved by the shareholders, with respect to all ordinary and convertible and redeemable preference shares, as well as a 20-for-one adjustment with respect to the number of ordinary shares underlying share options. All share and per share data provided herein gives effect to this stock split, applied retroactively.

21)	TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2011	2012
	(in USD)
Accrued expenses	588,692	139,147

Total	588,692	139,147

Trade payables primarily include amount payable for various expenses.

22)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at March 31
Particulars	2011	2012
	(in USD)
Trade and other receivables	5,284,659	9,746,421
Term deposit	—	22,000,000
Cash and cash equivalents	44,608,388	25,842,224

Total	49,893,047	57,588,645

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

22)	FINANCIAL INSTRUMENTS—(Continued)

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

	As at March 31
Particulars	2011	2012
	(in USD)
India	5,280,414	9,587,903
Others	4,245	158,518

Total	5,284,659	9,746,421

The maximum exposure to credit risk for trade and other receivables and term deposits at the reporting date by type of counterparty was:

	As at March 31
Particulars	2011	2012
	(in USD)
Balance due from Subsidiaries	5,280,414	9,658,241
Terms deposits with bank	—	22,000,000
Others	4,245	88,180

Total	5,284,659	31,746,421

The age of trade and other receivables and term deposits at the reporting date was:

	As at March 31
Particulars	2011	2012
	(in USD)
Not past due	5,284,659	31,746,421
Past due 0-30 days	—	—
Past due 30-120 days	—	—
More than one year	—	—

Total	5,284,659	31,746,421

Liquidity Risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2011

	Carrying	Contractual cash	6 months or				More than 5
Non-derivative financial liabilities	amount	flows*	less	6-12 months	1-2 years	2-5 years	years
	(in USD)
Trade and other payables	588,692	(588,692)	(588,692)	—	—	—	—

Total	588,692	(588,692)	(588,692)	—	—	—	—

*	Represents undiscounted cash flows of interest and principal

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

22)	FINANCIAL INSTRUMENTS—(Continued)

Liquidity Risk—(Continued)

As at March 31, 2012

	Carrying	Contractual cash	6 months or				More than 5
Non-derivative financial liabilities	amount	flows*	less	6-12 months	1-2 years	2-5 years	years
	(in USD)
Trade and other payables	139,147	(139,147)	(139,147)	—	—	—	—
Other liabilities	1,055,478	(1,356,697)	(174,412)	—	(1,181,285)	—	—

Total	1,194,625	(1,495,844)	(313,559)	—	(1,181,285)	—	—

*	Represents undiscounted cash flows of interest and principal

	Carrying	Contractual cash	6 months or				More than 5
Derivative financial liabilities	amount	flows	less	6-12 months	1-2 years	2-5 years	years
				(in USD)
Derivatives instruments	149,135	—	—	—	—	—	—

Total	149,135	—	—	—	—	—	—

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Company’s interest-bearing financial instruments was as follows:

	As at March 31
Particulars	2011	2012
	(in USD)
Fixed rate instruments
Financial assets
Term deposits	—	22,000,000
Cash and cash equivalents	44,504,303	21,027,927

	44,504,303	43,027,927

Fair Value Sensitivity Analysis for Fixed Rate Instruments

The Company does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore a change in interest rates at the reporting date would not affect profit or loss.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

22)	FINANCIAL INSTRUMENTS—(Continued)

Fair Values

Fair Values Versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2011		As at March 31, 2012
	Carrying		Carrying
Particulars	amount	Fair value	amount	Fair value
	(in USD)
Assets carried at fair value
Other investment	—	—	4,416,543	4,416,543
Derivatives instruments	—	—	202,054	202,054

	—	—	4,618,597	4,618,597

Assets carried at amortised cost
Trade and other receivables	5,284,659	5,284,659	9,746,421	9,746,421
Term deposit	—	—	22,000,000	22,000,000
Cash and cash equivalents	44,608,388	44,608,388	25,842,224	25,842,224
Other assets	—	—	74,723	74,723

	49,893,047	49,893,047	57,663,368	57,663,368

Liabilities carried at fair value
Derivatives instruments	—	—	149,135	149,135

	—	—	149,135	149,135

Liabilities carried at amortized cost
Trade and other payables	588,692	588,692	139,147	139,147
Other liabilities	—	—	1,055,478	1,055,478

	588,692	588,692	1,194,625	1,194,625

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	As at March 31, 2012
Particulars	Level 1	Level 2	Level 3	Total
	(in USD)
Other investment	—	—	4,416,543	4,416,543
Derivatives instruments	—	—	202,054	202,054

Total Assets	—	—	4,618,597	4,618,597

Derivatives instruments	—	—	149,135	149,135

Total Liabilities	—	—	149,135	149,135

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

22)	FINANCIAL INSTRUMENTS—(Continued)

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurement in Level 3 of the fair value hierarchy:

	As at March 31, 2012
Particulars	Other investment	Derivatives instruments	Derivatives instruments
	(in USD)
Opening balances	—	—	—
Arising from acquisition	4,845,480	246,312	(127,568)
Total gains and losses recognized in:
- in profit or loss	—	(44,258)	(21,567)
- in other comprehensive income	(428,937)	—	—

Closing balances	4,416,543	202,054	(149,135)

The basis for determining fair values is disclosed in note 4.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

23)	TAXATION

Under current laws and regulations, the Company is liable to pay income tax on its net income at a rate of 15%. The Company is however entitled to a tax credit equivalent to the higher of the actual foreign tax suffered and 80% of the Mauritian tax on its foreign source income thus reducing the maximum effective tax rate to 3%.

At 31 March 2012, the Company has no tax liability and has tax losses of USD 1,907,047, out of which USD 1,242,526 could be carried forward until 31 March 2015 and USD 664,521 could be carried forward until 31 March 2016 to offset against future tax liability.

	For the year ended March 31
Particulars	2011	2012
	(in USD)
Loss before taxation	(3,070,181)	(2,146,220)

Income tax at 15%	(460,527)	(321,933)
Non -deductible expenses	370,892	340,115
Tax excempt income	(10,043)	(18,182)
Current year losses for which no deferred tax asset was recognised	99,678	—

	—	—

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

24)	RELATED PARTIES

For the purpose of the financial statements, parties are considered to be related to the Company, if the Company has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Related parties and nature of relationships where control exists:

Nature of relationship	Name of related parties
Holding Company (until August 17, 2010)	SB Asia Infrastructure Fund II, Limited Partnership, Cayman Islands

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Significant influence over the Company (with effect from August 18, 2010)	SB Asia Infrastructure Fund II, Limited Partnership, Cayman Islands
Subsidiary	MakeMyTrip (India) Pvt. Ltd.
Subsidiary	Luxury Tours & Travel Pte Ltd
Key management personnel Key management personnel	Vivek N. Gour Frederic Lalonde
Key management personnel Key management personnel	Philip C. Wolf Ranodeb Roy (from January 19, 2012)

Transactions with subsidiaries:

	For the year ended March 31
Transactions	2011	2012
	(in USD)
Acquisition of investment in Indian subsidiary	10,000,000	24,500,000
Acquisition of investment in Singapore subsidiary	—	812,062
Issuance of share options to the employees of Indian subsidiary	527,285	6,785,124
Issuance of share options to the employees of U.S. subsidiary	—	88,729
Issuance of share options to the employees of Singapore subsidiary	—	17,209
Issuance of share options to the employees of Malaysian subsidiary	—	3,388
Re-imbursement of expenses to Indian subsidiary	145,067	—
Re-imbursement of expenses to U.S Subsidiary	18,456	—

	For the year ended March 31
Balance outstanding	2011	2012
	(in USD)
Investment	63,614,989	92,040,960
Trade receivable	5,280,414	9,658,241
Trade Payable	18,456	—

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

24)	RELATED PARTIES—(Continued)

Transactions with entity having significant influence over the Company:

In August 2011, the Company acquired 19.98% equity interest in Le Travenues Technology Private Limited (Ixigo), which owns and operates www.ixigo.com, an online travel meta search engine (refer note 10). The holding company of Le Travenues Technology Private Limited is SAIF Partners India IV Limited. As per the agreement, the Company has the right to use the domain and its source data of www.ixigo.com and Ixigo has the right to use the domain and its source data of www.oktatabyebye.com which is owned and operated by the Company.

Transactions with Key Management Personnel:

Key Management Personnel Compensation:

Key management personnel compensation comprised:

	For the year ended March 31
Particulars	2011	2012
	(in USD)
Legal and professional	10,000	85,000

Total	10,000	85,000

25)	LIST OF SUBSIDIARIES AND ASSOCIATES

Name	Country of Incorporation	Ownership interest at March 31
		2011	2012
MakeMyTrip.com Inc	USA	100%	100%
MakeMyTrip (India) Private Limited	India	99.99%	99.99%
Luxury Tours & Travel Pte Ltd	Singapore	—	82.78%
Luxury Tours (Malaysia) Sdn Bhd	Malaysia	—	100%
My Guest House Accommodations Private Limited	India	—	28.57%

26)	SEGMENT REPORTING

The Company has made investment in entities engaged in the business of travel and leisure services and is not engaged in any revenue generating activity. Accordingly, the Company has only one reportable segment.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE FINANCIAL STATEMENTS

26)	SEGMENT REPORTING—(continued)

In accordance with IFRS 8, ‘Operating Segments’, following are the entity-wide disclosures:

Information about geographical areas

	Non-Current Assets
	As at March 31
Particulars	2011	2012
	(In USD)
India	62,434,989	92,457,755
Singapore	—	3,757,971
Others	1,180,000	1,348,000

	63,614,989	97,563,726

27)	SUBSEQUENT EVENT

Amendment to the Share Purchase Agreement signed with Luxury Tours & Travel Pte Ltd

In July 2012, the Company has entered into an agreement with the selling shareholders of Luxury Tours & Travel Pte Ltd (LTT) amending the terms of the original share purchase agreement (SPA) signed in February 2011. As per the amended terms, the Company will purchase the remaining shares of the selling shareholder in LTT by December 31, 2012 at USD 760,162. In August 2012, the Company has purchased 12,000 shares from the selling shareholder for USD 181,890 (refer note 8). The Company is evaluating the impact of this amended agreement on its financial statements in the year of consummation of this transaction.